Southern California Gas Company

555 West Fifth Street

Los Angeles, California 90013-1011

January 30, 2018

VIA EDGAR

Mara L. Ransom

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern California Gas Company

Registration Statement on Form S-3

Filed January 22, 2018

File No. 333-222651

Dear Ms. Ransom:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Southern California Gas Company, respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Thursday, February 1, 2018, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Barry M. Clarkson, Esq. of Latham & Watkins LLP at (858) 523-5406. Thank you for your assistance and cooperation in this matter.

Very truly yours,

SOUTHERN CALIFORNIA GAS COMPANY

By:	/s/ Bruce A. Folkmann
Bruce A. Folkmann
Vice President, Controller, Chief Financial Officer, Chief Accounting Officer and Treasurer

cc:	Barry M. Clarkson, Esq., Latham & Watkins LLP